

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

May 4, 2018

Igor Gabal
Chief Executive Officer & Director
Veroni Brands Corp.
650 Forest Edge Drive
Vernon Hills, Illinois 60061

Re: **Veroni Brands Corp.**
Registration Statement on Form S-1
Filed April 26, 2018
File No. 333-224474

Dear Mr. Gabal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jarvis J. Lagman, Esq.